FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 5, 2007

Commission File Number	000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: September 5, 2007	By:	/s/ Kenneth Hsiang
	Name:	Kenneth Hsiang
	Title:	Chief Financial Officer

This Joint Announcement appears for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this Joint Announcement in any jurisdiction in contravention of applicable law.

Advanced Semiconductor Engineering, Inc. (Incorporated in the Republic of China, Taiwan) (Company Registration No. 76027628)	ASE Test Limited (Incorporated in the Republic of Singapore) (Company Registration No. 199508552K)

JOINT ANNOUNCEMENT

PROPOSED SCHEME OF ARRANGEMENT TO PRIVATISE
ASE TEST LIMITED

1.            INTRODUCTION

1.1
The directors of Advanced Semiconductor Engineering, Inc. ("ASE Inc.") and the directors of ASE Test Limited ("ASE Test") propose to privatise ASE Test (the "Proposed Privatisation"), by way of a scheme of arrangement ("Scheme") under Section 210 of the Companies Act, Chapter 50 of Singapore (the "Companies Act"), and in accordance with the Singapore Code on Take-overs and Merger (the "Code").

1.2
ASE Test is incorporated in Singapore. Certain of its ordinary shares in the share capital of ASE Test are listed and quoted on The Nasdaq Stock Market, Inc. ("NASDAQ") (the "ASE Test NASDAQ Shares") and its remaining ordinary shares in the share capital of ASE Test are represented by ASE Test Taiwan Depository Shares ("ASE Test TDSs", and together with the ASE Test NASDAQ Shares, the "ASE Test Shares")) which are listed and quoted on the Taiwan Stock Exchange ("TSE").  As at the date of this announcement (the "Joint Announcement"), ASE Test has a total of 101,028,341 issued ASE Test Shares.

1.3
ASE Inc., through its subsidiaries, currently holds 50,985,143 ASE Test Shares, representing approximately 50.47 per cent. of the issued and paid-up share capital of ASE Test as at the date of this Joint Announcement.

1.4
Shareholders of ASE Inc. and ASE Test and potential investors in ASE Inc. and ASE Test should be aware that the effectiveness of the Scheme is subject to the conditions set forth in the Schedule, including, among other things, the approval of the Scheme by Eligible ASE Test Shareholders (defined below) other than the affiliates[1] of ASE Inc.(which affiliates include, without limitation to, the directors and executive officers of ASE Inc.) (the "Unaffiliated ASE Test Shareholders")  present and voting, either in person or by proxy, at the Court Meeting, and thus the Scheme may or may not become effective. Shareholders of ASE Inc. and ASE Test and potential investors of ASE Inc. and ASE Test should therefore exercise caution when dealing in the shares in ASE Inc. or in ASE Test Shares. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

_____________
1 For purposes of this Joint Announcement, "affiliates" shall mean with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such first person.

2.           THE SCHEME

2.1
Scheme.  ASE Inc. and ASE Test today entered into a scheme implementation agreement (the "Implementation Agreement") to implement the Scheme. The Scheme will involve, inter alia, the transfer to ASE Inc. on the date on which the Scheme becomes effective (the "Effective Date") of all the ASE Test Shares held by the shareholders of ASE Test other than ASE Inc. and its subsidiaries (the "Eligible ASE Test Shareholders") of record as of the Books Closure Date ("Books Closure Date" means the date falling ten (10) calendar days immediately after the Court Hearing[2] or such date to be announced (before the Effective Date), being the date on which the Register of Transfers and the Register of Members of ASE Test will be closed for the purposes of determining the entitlement of the Eligible ASE Test Shareholders to the Scheme Consideration pursuant to the Scheme) and, in the case of ASE Test Shares issued pursuant to the Options Proposal (defined below in paragraph 5.2), as of the Effective Date, in exchange for the cash consideration payable by ASE Inc. described below (the "Scheme Consideration").

2.2          Scheme Consideration.

Eligible ASE Test Shareholders of record as of Books Closure Date will be entitled to receive the following Scheme Consideration upon the Scheme becoming effective:

(a)	for each ASE Test NASDAQ Share held by such Eligible ASE Test Shareholder, US$14.78 in cash; and

(b)
for each ASE Test TDS held by such Eligible ASE Test Shareholder, the NT$ equivalent of US$0.185 in cash determined as of the Books Closure Date based on the rate published by the Federal Reserve Bank of New York for spot purchases of NT$ as of 12:00 noon on the New York Business Day[3] (a day, other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to close) immediately preceding such date of determination as of the Books Closure Date;

provided that if any dividend or distribution with respect to ASE Test Shares is declared or announced on or after the date of this Joint Announcement, and such dividend or distribution is paid or made to holders of ASE Test Shares of record as of any date that is on or prior to the Effective Date, the Scheme Consideration shall be reduced by the amount of such dividend or distribution.

The aggregate cash amount payable to any Eligible ASE Test Shareholder in respect of the transfer of ASE Test NASDAQ Shares and/or ASE Test TDS, as the case may be, held by such Eligible ASE Test Shareholder will be rounded down to the nearest whole cent, if applicable.

For the avoidance of doubt, holders of new ASE Test Shares issued on or prior to the Books Closure Date pursuant to the valid exercise on or prior to the third Business Day prior to the Books Closure Date of existing ASE Test Options (defined below in paragraph 5.1) in accordance with the terms of the ASE Test Share Option Plans,  and holders of ASE Test Shares issued pursuant to the Options Proposal, will be entitled to receive the Scheme Consideration.
_____________
2 For purposes of this Joint Announcement, "Court Hearing" means the hearing of the Court in respect of the application to sanction the Scheme.

3 For purposes of this Joint Announcement "Business Day" means a day (excluding Saturdays, Sundays and gazetted public holidays) on which commercial banks are open for business in Singapore, the City of New York and Taipei.

2.3	The Scheme Consideration in relation to the ASE Test NASDAQ Shares held by the Eligible ASE Test Shareholders represents:

(a)
a premium of approximately 25.6 per cent. above the last transacted price of each ASE Test NASDAQ Share on NASDAQ of US$11.77 as at 31 August, 2007, being the last full trading day of the ASE Test NASDAQ Shares on NASDAQ prior to the date of this Joint Announcement;

(b)
a premium of approximately 28.1 per cent. above the average of the last transacted prices of ASE Test NASDAQ Shares on NASDAQ of US$11.54 over the last 1-week period prior to the date of this Joint Announcement;

(c)
a premium of approximately 25.6 per cent. above the average of the last transacted prices of ASE Test NASDAQ Shares on NASDAQ of US$11.77 over the last 1-month period prior to the date of this Joint Announcement; and

(d)
a premium of approximately 30.9 per cent. above the average of the last transacted prices of ASE Test NASDAQ Shares on NASDAQ of US$11.29 over the last 12-month period prior to the date of this Joint Announcement.

Following the receipt of a proposal from ASE Inc. in respect of the Proposed Privatisation, the board of directors of ASE Test (the "ASE Test Board") established a special committee (the "Special Committee"), comprised of Mr Albert C.S. Yu and Mr Sim Guan Seng, directors of the ASE Test Board who are independent for purposes of the Scheme (collectively, with all other independent directors of ASE Test, the "Independent Directors"), to, among other things, review, evaluate, negotiate and consider all matters which may arise in connection with the Proposed Scheme.  Upon its establishment, the Special Committee appointed Lehman Brothers Inc. as the financial adviser to the Special Committee and Lehman delivered to the Special Committee its opinion that, from a financial point of view, the scheme consideration is fair to the Unaffiliated ASE Test Shareholders.

The Scheme Consideration was arrived at after arm's length negotiations between ASE Inc. and the Special Committee on a willing-seller, willing-buyer basis, taking into account, amongst other things, the prevailing market conditions, the historical and expected financial performance of ASE Test, the market prices of the ASE Test Shares on the NASDAQ and TSE, the financial performance and market prices of companies similar to ASE Test and precedent transactions.

The Scheme was unanimously approved on behalf of ASE Inc. by the board of directors of ASE Inc. ("ASE Inc. Board") and unanimously approved by the Independent Directors of ASE Test at the recommendation of the Special Committee. Jason C.S. Chang, Richard H.P. Chang, Raymond Lo, Joseph Tung, Jeffrey Chen and Alan Tian-Cheng Cheng who are directors of both ASE Test and ASE Inc. have all abstained from the deliberations on the Scheme Consideration which has been negotiated by the Special Committee on behalf of the ASE Test.

2.4
No Encumbrances; Dividends.  Pursuant to the Scheme, on the Effective Date, the ASE Test Shares held by the Eligible ASE Test Shareholders of record as of the Books Closure Date are to be transferred to ASE Inc. (i) each fully paid; (ii) free from all and any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, rights of pre-emption, security, title retention, preferential right, trust arrangement or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or a similar right in favour of any person ("Encumbrance"); (iii) ranking pari passu in all respects with the

ASE Test Shares then in issue; and (iv) together with all rights, benefits and entitlements attaching thereto as at the Effective Date and thereafter attaching thereto (including all voting rights and the right to receive and retain all dividends and other distributions (if any) which may be announced, declared, paid or made thereon by ASE Test on or after the Effective Date, but excluding the right to receive and retain all dividends and distributions (if any), the record date of which falls before the Effective Date, together with all interest accrued thereon).

3.            CONDITIONS PRECEDENT

3.1
Conditions Precedent.  The Scheme is conditional upon the satisfaction of a number of conditions precedent (the "Scheme Conditions") which are set out in the Schedule to this Joint Announcement (including, without limitation, the approval of the Scheme by a majority in number of Unaffiliated ASE Test Shareholders present and voting, either in person or by proxy, at a meeting to be convened by order of the High Court of Singapore and such majority to hold not less than 75% of the ASE Test Shares held by the Unaffiliated ASE Test Shareholders present and voting, either in person or by proxy, at such meeting).

3.2
Confirmation from SIC.  An application, which is currently pending as at the date of this Joint Announcement, has been made to seek the confirmation from the Securities Industry Council ("SIC") that the Code does not apply to the Scheme for the following reasons:

(a)	the number of Singapore shareholders who hold interests in ASE Test is not significant; and

(b)
the existence of protection available to Singapore shareholders of ASE Test provided under Singapore law (which prescribes the Court sanction process under the provisions of the Companies Act regulating schemes of arrangements in respect of Singapore incorporated companies) and the U.S. federal securities laws applicable to "going-private" transactions.

4.           TERMINATION EVENTS

Without prejudice to the rights of termination set out in paragraph 3.2 above, the Implementation Agreement provides, inter alia, that the Implementation Agreement may be terminated at any time prior to the Effective Date as follows:

(a)
by either ASE Test or ASE Inc. if any court of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Scheme or any part thereof, or has refused to do anything necessary to permit the Scheme or any part thereof, and such order, decree, ruling, other action or refusal shall have become final and non-appealable; or

(b)
if there shall have been a breach by ASE Test or ASE Inc. of its obligations under the Implementation Agreement and such breach is material in the context of the Scheme, by the party not in default and having the benefit of such obligations, after prior consultation with the SIC and any other regulatory or governmental authority (if necessary), by 14 days' written notice to the other party; or

(c)
by either ASE Test or ASE Inc (i) if the approval of the Scheme by the Unaffiliated ASE Test Shareholders present and voting, either in person or by proxy, at the Court Meeting shall not have been obtained or (ii) if the High Court of Singapore does not sanction the Scheme and such court decision is final and non-appealable; or

(d)
by either ASE Test or ASE Inc if the Scheme Conditions are not satisfied (or waived) on or prior to June 4, 2008 ("Conditions Long-Stop Date") (subject to any required consent of the SIC or any other regulatory or governmental authority (if necessary)), provided that a party whose breach of the Implementation Agreement has resulted in the Scheme Conditions not being satisfied on or prior to the Conditions Long-Stop Date shall not be entitled to terminate the Implementation Agreement pursuant to this paragraph (d); or

(e)
by ASE Inc. if ASE Test or its directors shall have withdrawn or modified in any manner adverse to ASE Inc. the Independent Directors' unanimous resolution to recommend the approval and adoption of the Scheme by Unaffiliated ASE Test Shareholders (such recommendation, the "ASE Test Board Recommendation"), or approved or recommended an alternative acquisition proposal, or otherwise failed to comply with ASE Test's undertaking under the Implementation Agreement that it shall not, nor shall it authorize or permit any of its independent directors to, directly or indirectly, withdraw or modify in a manner adverse to ASE Inc. the ASE Test Board Recommendation (or take any action or make any public statement inconsistent with the ASE Test Board Recommendation), or approve or recommend an alternative acquisition proposal unless taking such action (or refraining from taking such action, as the case may be) would constitute a breach of fiduciary duties on the part of the directors of ASE Test to the ASE Test Shareholders in accordance with the relevant provisions of the Implementation Agreement; or

(f)
by ASE Test if, in accordance with and pursuant to the relevant provisions of the Implementation Agreement, ASE Test or its directors shall have withdrawn or modified in any manner adverse to ASE Inc. the ASE Test Board Recommendation, or approved or recommended an alternative acquisition proposal; or

(g)	upon the mutual written consent of ASE Test and ASE Inc..

5.           THE OPTIONS PROPOSAL

5.1
ASE Test Share Option Plans. As at 31 August 2007, there are 9,317,326 outstanding options to subscribe for ASE Test Shares (the "ASE Test Options") granted pursuant to the 1999, 2000 and 2004 ASE Test Share Option Plans (the "ASE Test Share Option Plans").

5.2
Options Proposal.  Set out below is a summary of the contemplated treatment of ASE Test Options (whether vested or unvested as of the Effective Date) which remain outstanding as of the Books Closure Date.

(a)	In-the-money ASE Test Options

An ASE Test Option is in-the-money if its exercise price is lower than the product of (i) the number of ASE Test NASDAQ Shares into which such ASE Test Option is exercisable and (ii) the Per-Share Scheme Consideration (each, an "In-the-Money ASE Test Option"). Upon the Scheme becoming effective, each In-the-Money ASE Test Option shall be deemed to have been exercised as of the Books Closure Date by the holder of such ASE Test Option on a "cashless" basis (a "Mandatory Cashless Exercise"). The existing terms of each In-the-Money ASE Test Option (the "Pre-Existing Option Terms") shall be amended (the "Option Amendment"), effective upon the Scheme becoming effective, to permit the mandatory cashless exercise of such ASE Test Option.

(b)	Out-of-the money ASE Test Options

An ASE Test Option is out-of-the-money if its exercise price is equal to or higher than the product of (i) the number of ASE Test NASDAQ Shares that such ASE Test Option is exercisable into and (ii) the Per-Share Scheme Consideration (an "Out-of-the-Money ASE Test Option"). Upon the Scheme becoming effective, each Out-of-the-Money ASE Test Option shall be cancelled on the Effective Date without any consideration to be paid to the holder of such Out-of-the-Money ASE Test Option.

(collectively, the "Options Proposal"). The Options Proposal is subject to the Scheme becoming effective.

5.3
Others.  Details of the Options Proposal will be despatched to holders of the ASE Test Options not later than the date of despatch of the Scheme Document (as defined below) to the shareholders of ASE Test.

6.	INFORMATION ON ASE INC. AND ASE TEST

6.1
ASE Inc. is a public company limited by shares incorporated in the ROC under the laws of the ROC and whose ASE Inc. Taiwan shares are listed and quoted on the TSE and ASE Inc. American depository shares are listed and quoted on the New York Stock Exchange.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its 50.47 per cent. owned subsidiary ASE Test (Nasdaq: ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services.

With approximately 50.47 per cent. of the issued share capital of ASE Test, ASE Inc. is the single largest shareholder of ASE Test.

6.2
ASE Test is one of the world's largest independent providers of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services.

7.            MUTUAL BENEFITS OF THE PROPOSED PRIVATISATION

The Proposed Privatisation is intended to achieve the following objectives:

(a)
simplify the corporate structure of the ASE Group (comprising ASE Inc. and its subsidiaries) by making ASE Test  a wholly owned subsidiary of ASE Inc.  (ASE Test is listed on the NASDAQ and TSE), thereby reducing the costs and administrative burden associated with operating ASE Test as a listed company, including the costs associated with filing and compliance requirements;

(b)	enhance the promotion of one common brand and identity and eliminate investor confusion between ASE Inc. and ASE Test;

(c)	increase flexibility for ASE Inc. to make investment and other business decisions within the group, including efficient allocation of resources between the two businesses; and

(d)	provide Eligible ASE Test Shareholders liquidity at a premium price.

8.           INTERESTS OF DIRECTORS

8.1
ASE Inc. Directors.  As at 31 August 2007, Mr Jason C.S. Chang, Mr Richard H.P. Chang, Mr Raymond Lo, Mr Joseph Tung, Mr Jeffrey Chen and Mr Alan Tien-Cheng Cheng are directors of both ASE Inc. and ASE Test. As at the date hereof, the interests of the ASE Inc. Directors are as follows:

(a)
Mr Jason C.S. Chang holds 183,908 shares in the issued and paid-up share capital of ASE Test, and beneficially owns 852,085,538 shares in the issued and paid-up share capital of ASE Inc. (comprising 48,216,026 shares owned by himself and 803,869,512 owned by ASE Enterprises whose shares are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of Jason C.S. Chang, who is the sole shareholder and director of that company). He holds 2,240,000 outstanding ASE Test Options and 2,480,000 outstanding share options in the share capital of ASE Inc.;

(b)
Mr Richard H.P. Chang holds 1,046,276 shares in the issued and paid-up share capital of ASE Test and 62,074,918 shares in the issued and paid-up share capital of ASE Inc.. He holds 1,260,000 outstanding ASE Test Options and 1,520,000 outstanding share options in the share capital of ASE Inc.;

(c)
Mr Raymond Lo holds 927,928 shares in the issued and paid-up share capital of ASE Inc. He holds 255,000 outstanding ASE Test Options and 1,150,000 outstanding share options in the share capital of ASE Inc.;

(d)
Mr Joseph Tung holds 143,000 shares in the issued and paid-up share capital of ASE Test and 2,041,864 shares in the issued and paid-up share capital of ASE Inc.. He holds 210,000 outstanding ASE Test Options and 300,000 outstanding share options in the share capital of ASE Inc.;

(e)
Mr Jeffrey Chen does not hold any share in the issued and paid-up share capital of ASE Test but holds 143,700 shares in the issued and paid-up share capital of ASE Inc.. He holds 200,000 outstanding ASE Test Options and 1,050,000 outstanding share options in the share capital of ASE Inc.;

(f)
Mr Alan Tien-Cheng Cheng does not hold any share in the issued and paid-up share capital of ASE Test but holds 383,100 shares in the issued and paid-up share capital of ASE Inc.. He holds 40,000 outstanding ASE Test Options but does not hold any share option in the share capital of ASE Inc.; and

(g)
Mr Tien Wu is the only director on the ASE Inc. Board who does not also sit on the ASE Test Board. He holds 11,000 shares in the issued and paid-up share capital of ASE Test and 1,129,742 shares in the issued and paid-up share capital of ASE Inc.. He holds 220,000 outstanding ASE Test Options and 750,000 outstanding share options in the share capital of ASE Inc..

Directors of ASE Inc. who own ASE Test Shares will abstain from voting at the Court Meeting.

8.2
ASE Test Directors.  As at 31 August 2007, Mr Jason C.S Chang, Mr Richard H.P. Chang, Mr Raymond Lo, Mr Joseph Tung, Mr Jeffrey Chen and Mr Alan Tien-Cheng Cheng are directors of both ASE Inc. and ASE Test. Their respective interest in the ASE Test Shares and the ASE Test Options (if any) are set out above. As at the date hereof, the interests of the remaining ASE Test Directors are as follows:

(a)
Mr Chin Ko-Chien holds 4,672 shares in the issued and paid-up share capital of ASE Test and holds 849,023 shares in the issued and paid-up share capital of ASE Inc.. He holds 270,000 outstanding ASE Test Options and 1,800,000 outstanding share options in the share capital of ASE Inc.;

(b)
Mr Albert C.S. Yu holds 45,176 shares in the issued and paid-up share capital of ASE Test and holds 224 shares in the issued and paid-up share capital of ASE Inc.. He holds 40,000 outstanding ASE Test Options but does not hold any share option in the share capital of ASE Inc.;

(c)
Mr Freddie Liu holds 16,000 shares in the issued and paid-up share capital of ASE Test and 267,037 shares in the issued and paid-up share capital of ASE Inc.. He holds 55,000 outstanding ASE Test Options and 550,000 outstanding share options in the share capital of ASE Inc.;

(d)
Mr David D.H. Tsang does not hold any shares in the issued and paid-up share capital of ASE Test and ASE Inc.. He holds 40,000 outstanding ASE Test Options but does not hold any share option in the share capital of ASE Inc.; and

(e)	Mr Sim Guan Seng does not hold any share in the issued and paid-up capital of ASE Test or of ASE Inc.. He also does not hold any share option in the share capital of ASE Test or of ASE Inc..

9.           DELISTING

In the event that the Scheme becomes effective and binding, and the Options Proposal is implemented, the entire issued share capital of ASE Test will be held by ASE Inc.. Subject to the approval of the TSE, NASDAQ and the United States Securities and Exchange Commission, upon and following the Effective Date ASE Inc. will proceed to de-list the ASE Test NASDAQ Shares from NASDAQ and the ASE Test TDSs from the TSE and terminate the registration of ASE Test NASDAQ Shares under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

10.         FINANCIAL ADVISER AND INDEPENDENT FINANCIAL ADVISER

10.1	Financial Adviser. Citigroup Global Markets Taiwan Ltd. and Citigroup Global Markets Singapore Pte. Ltd (collectively "Citi") has been appointed as the financial adviser to ASE Inc..

10.2
Financial Adviser to the Special Committee of ASE Test. The Special Committee has appointed Lehman Brothers Inc. as its financial adviser to assist the Special Committee in reviewing, evaluating, negotiating and considering the Scheme and to render an opinion to the Special Committee whether the Scheme Consideration is fair from a financial point of view, so far as the Unaffiliated ASE Test Shareholders are concerned. Shareholders of ASE Test are advised to refrain from taking any action in relation to their ASE Test Shares which may be prejudicial to their interests until they or their advisers have considered, inter alia, the information and the recommendations of the Independent Directors as well as the opinion of Lehman Brothers Inc. set out in the Scheme Document to be issued in due course.

11.         CONFIRMATION OF FINANCIAL RESOURCES

Citigroup Global Markets Taiwan Ltd. confirms that sufficient financial resources are available to ASE Inc. to satisfy the aggregate Scheme Consideration and Option Price payable in respect of the Scheme and the Options Proposal.

12.          DISCLOSURES

12.1
Relevant Persons.  As at 31 August 2007, (a) ASE Inc., its directors and its wholly-owned subsidiaries and (b) Citi (each, a "Relevant Person") own or control an aggregate of 52,373,999 ASE Test Shares, representing approximately 51.84% of the issued and paid-up share capital of ASE Test, and 4,440,000 ASE Test Options.

12.2
No other Holdings or Dealings.  Save as disclosed in this Joint Announcement, none of ASE Inc., its directors, its wholly-owned subsidiaries or Citi  (a) owns, controls or has agreed to acquire ASE Test Shares or ASE Test Options as at the date hereof, (b) has dealt for value any ASE Test Shares or ASE Test Options during the three-month period immediately preceding the date of this Joint Announcement or (c) has received any irrevocable undertaking from any party to vote in favour of the Scheme at the Court Meeting as at the date hereof.

12.3
Further Disclosures.  In the interests of confidentiality, ASE Inc. has not made enquiries in respect of certain other parties who are or may be deemed to be acting in concert with it in connection with the Scheme. Similarly, Citi has also not made any enquiries in respect of other members of Citi. Further enquiries will be made of such persons and the relevant disclosures will be made in due course subsequently and in the Scheme Document (as defined below).

12.4	Save as disclosed above and in paragraphs 8 and 12.1:

(i)	no controlling shareholder of ASE Inc. or director of ASE Inc. has any interest in the Scheme (other than by reason only of being a shareholder or director of ASE Inc.); and

(ii)	no controlling shareholder of ASE Test or director of ASE Test has any interest in the Scheme (other than by reason only of being a shareholder or director of ASE Test).

13.          DOCUMENTS

Scheme Document and Schedule 13E-3. Full details of the Scheme (including, inter alia, the recommendation of the Independent Directors) will be contained in a document (the "Scheme Document") to be despatched to the shareholders of ASE Test in due course. In addition, since the Proposed Privatisation constitutes a "going private transaction" subject to the requirements of Rule 13e-3 under the Exchange Act, Schedule 13E-3 will be filed with the United States Securities and Exchange Commission (the "SEC") as required under the Exchange Act. Such disclosures and filings will contain important information and the shareholders of ASE Test are urged to read the Scheme Document and Schedule 13E-3 carefully before casting any vote at (or providing any proxy in respect of) the Court Meeting.   The shareholders of ASE Test will be able to access free copies of the Schedule 13E-3 (including the attached Scheme Document) at the website maintained by the SEC (http://www.sec.gov).

Shareholders of ASE Inc. and ASE Test and potential investors in ASE Inc. and ASE Test should be aware that the effectiveness of the Scheme is subject to the conditions set forth in the Schedule, including, among other things, the approval of the Scheme by the Unaffiliated ASE Test Shareholders present and voting, either in person or by proxy, at the Court Meeting, and thus the Scheme may or may not become effective. Shareholders of ASE Inc. and ASE Test and potential investors of ASE Inc. and ASE Test should therefore exercise caution when dealing in the shares in ASE Inc. or in ASE Test Shares.  Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

14.          OVERSEAS SHAREHOLDERS

This Joint Announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this Joint Announcement in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this Joint Announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this Joint Announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this Joint Announcement and any other related documentation are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where would violate the law of that jurisdiction ("Restricted Jurisdiction") and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

Further details in relation to overseas shareholders of ASE Test will be contained in the Scheme Document.

15.          RESPONSIBILITY STATEMENTS

The directors of ASE Inc. (including any director who may have delegated detailed supervision of this Joint Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Joint Announcement (other than those relating to ASE Test) are fair or accurate and that no material facts have been omitted from this Joint Announcement and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources or obtained from ASE Test, the sole responsibility of the directors of ASE Inc. has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Joint Announcement.

The directors of ASE Test (including any director who may have delegated detailed supervision of this Joint Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Joint Announcement (other than those relating to ASE Inc.) are fair or accurate and that no material facts have been omitted from this Joint Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of ASE Test has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Joint Announcement.

BY ORDER OF THE BOARD OF ADVANCED SEMICONDUCTOR ENGINEERING, INC. Joseph Tung Director 4 September 2007	BY ORDER OF THE BOARD OF ASE TEST LIMITED Tan Su May Company Secretary 4 September 2007

Forward-Looking Statements

All statements other than statements of historical facts included in this Joint Announcement are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect ASE Inc.'s or ASE Test's (as the case may be) current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither ASE Inc., ASE Test nor Citi undertakes any obligation to update publicly or revise any forward-looking statements.

For further information please contact:

ASE Inc.

Citigroup Global Markets Taiwan Ltd.
Tel: +852-2501-2035

Freddie Liu (ASE Inc.)
Tel: +8862 8780-5489

ASE Test

Lehman Brothers Inc.
Tel: +852-2252-1047

Ken Hsiang (ASE Test)
Tel: +1-510-687-2475

SCHEDULE

SCHEME CONDITIONS

All capitalised terms used and not defined in this Joint Announcement shall have the same meanings given to them in the Implementation Agreement, a copy of which is available for inspection at the respective registered office of ASE Test and ASE Inc. during their respective normal business hours for three months from the date of this Joint Announcementor until the Effective Date, whichever is the later.

The Scheme is conditional upon the following occurring on or prior to the Conditions Long-Stop Date and not withdrawn or revoked on or prior to the Effective Date (the "Scheme Conditions"):

(a)	Filings: the making of all requisite:

(i)	filings with the IC for the increase of ASE Inc.'s investment in ASE Test; and

(ii)	filings with the FTC for ASE Inc.'s acquisition of the remaining outstanding ASE Test Shares, not held by ASE Inc. and its subsidiaries;

(b)	Regulatory Approvals: the receipt of all applicable regulatory approvals and such approvals not being revoked on or before the Effective Date, including without limitation:

(i)        the approval of the IC for the increase of ASE Inc.'s investment in ASE Test;

(ii)	the approval of the FTC for ASE Inc.'s acquisition of the remaining outstanding ASE Test Shares, not held by ASE Inc. and its subsidiaries; and

(iii)
the receipt of confirmation from the SIC that ASE Inc. may proceed with the Scheme as set out herein and in the Scheme Document, and that the Code does not apply to the Scheme, or alternatively where the SIC rules that the Code applies to the Scheme, that rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and note 1(b) to rule 19 of the Code do not apply to the Scheme;

(c)	Authorisations: in addition to the approvals aforementioned in Clause 3.1(b) above:

(i)
(in relation to ASE Test only) the obtaining of all authorisations, consents, clearances, permissions and approvals as are necessary or required by ASE Test under any and all applicable laws, from all relevant governmental, statutory, regulatory bodies, and third parties in ROC, Singapore and the US, and under the contracts entered into by any ASE Test Group Company, for or in respect of the implementation of the Scheme, including (but not limited to) the resulting change of ownership of the ASE Test Group, except as would not be reasonably expected to have a material adverse effect on the ASE Test Group; and

(ii)
(in relation to ASE Inc. only) the obtaining of all authorisations, consents, clearances, permissions and approvals as are necessary or required, and which would be reasonably expected to have a material adverse effect on the performance by ASE Inc. of its obligations under the Implementation Agreement in all materials respects if not obtained, by ASE Inc. under any and all applicable laws, from all relevant governmental, statutory, regulatory bodies and third parties in the ROC, Singapore and the US, and under the contracts entered into by any ASE Inc. Group Company, for or in respect of the implementation of the Scheme;

(d)	Accuracy of Representations; Performance of Obligations

(i)
(in relation to ASE Test only) the representations and warranties of ASE Test contained in the Implementation Agreement (disregarding any material or materiality qualifications therein) shall be true and correct in all material respects at and as of the Effective Date as if made at and as of such time, and ASE Test shall have performed in all material respects all of its obligations under the Implementation Agreement required to be performed by it on or prior to the Effective Date; and

(ii)
(in relation to ASE Inc. only) the representations and warranties of ASE Inc. contained in the Implementation Agreement (disregarding any material or materiality qualifications therein) shall be true and correct in all material respects at and as of the Effective Date as if made at and as of such time, and ASE Inc. shall have performed in all material respects all of its obligations under this Agreement required to be performed by it on or prior to the Effective Date;

(e)
Court Meeting: the receipt of the approval of the Scheme by the requisite majority of Unaffiliated ASE Test Shareholders present and voting, either in person or by proxy, at the Court Meeting (with a quorum of 1/3 of the ASE Test Shares held by all Eligible ASE Test Shareholders) to approve the Scheme in compliance with Section 210 of the Companies Act;

(f)	Court Sanction: the sanction of the Scheme by the Court;

(g)           ACRA Registration: the lodgement of the Court Order with ACRA;

(h)
Independent Director Recommendation: if and to the extent the Code applies, any director of ASE Test who is considered to be independent for the purposes of the Scheme and required under the Code to recommend the approval and adoption of the Scheme by Unaffiliated ASE Test Shareholders having (i) joined in the ASE Test Board Recommendation, (ii) joined in the determination by the board of directors of ASE Test that this Agreement, the Scheme and the transaction contemplated hereby and thereby are fair to and in the best interest of the Eligible ASE Test Shareholders, and (iii) joined in the approval and adoption by the board of directors of ASE Test of this Agreement and the transactions contemplated hereby;

(i)	Options Proposal: the receipt of all approvals for the implementation of the Options Proposal; and

(j)
No Injunctions: no injunction or other order being issued by any court of competent jurisdiction or no other legal restraint or prohibition preventing the consummation of the Scheme or proposed transactions or any part thereof being in effect on the Effective Date.

Save that (w) the Scheme Condition set out in paragraph (c) may be waived in whole or in part by ASE Inc. unless such waiver would result in civil or criminal liabilities to any director or executive officer of ASE Test (and ASE Inc., upon the request of the Special Committee, shall deliver a legal opinion to ASE Test to such effect in respect of any such proposed waiver); (x) the Scheme Condition set out in paragraph (d)(i) may be waived in whole or in part by ASE Inc.; (y) the Scheme Condition set out in paragraph (d)(ii) may be waived in whole or in part by ASE Test; and (z) the Scheme Condition set out in paragraph (h) may be waived in whole or in part by ASE Inc., none of the Scheme Conditions shall be capable of being waived by any party.